SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  June 18, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X     Form 40-F
                                  ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No    X
                                 ---              ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Universal Logo                                Vivendi Environnement Logo


                                                            June 17, 2002

                                  PRESS RELEASE

                      Vivendi Universal Will Reduce to 40%
                       Its Stake in Vivendi Environnement


Paris, June 17, 2002 - The Board of Directors of Vivendi Universal (Paris
Bourse: EX FP; NYSE: V) and the Supervisory Board of Vivendi Environnement (Paris Bourse: VIE.PA; NYSE: VE), which met today, validated a plan to reduce Vivendi Universal's stake in Vivendi Environnement under appropriate terms and conditions.

The Board of Directors of Vivendi Universal unanimously authorized the company to reduce to slightly over 40% its stake in Vivendi Environnement.

The transaction will be completed when market conditions are appropriate and as soon as practicable. The Vivendi Universal Board of Directors determined to act on this plan through: the sale of Vivendi Environnement shares (representing slightly more than 15% of VE); and a capital increase of up to 1.5 billion euros through a sale of shares by Vivendi Environnement, which will, additionally, decrease Vivendi Universal's ownership in Vivendi Environnement to slightly over 40%.

In addition, an agreement had been reached with Mrs. Esther Koplowitz, Director of Formento de Construcciones y Contratas (FCC), under which Mrs Koplowitz will not exercise her existing call options when Vivendi Universal reduces its stake in Vivendi Environnement under 50%. This agreement reflects FCC's and Mrs. Koplowitz' continued confidence in the growth potential of Vivendi Environnement and will deepen their productive partnership.

The Vivendi Environnement capital increase will enable Vivendi Environnement to finance its future growth and development, while at the same time improve its debt-to-equity ratio.

The sale of Vivendi Environnement shares is expected to result in U.S.GAAP deconsolidation of Vivendi Environnement. This operation will be accretive to Vivendi Universal on both a cash and net basis. It will also provide greater clarity for investors while maximizing Vivendi Environnement's stability and control.

Overall, the reduction of Vivendi Universal's ownership of Vivendi Environnement is another important step toward its Board of Directors' and management's stated objective to deleverage the company.

Vivendi Universal - Company Description:

Vivendi Universal is a consumer-focused, performance-driven and values-based global media and communications company, positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecoms and Internet units. Vivendi Universal also holds a 63% interest in the world's leading environmental services company, Vivendi Environnement.


Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the operational objectives are not fully realized; the level of debt is not reduced to a suitable level; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Other than in connection with applicable securities laws, Vivendi Universal is under no obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at
<www.sec.gov> or directly from Vivendi Universal.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.

  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 18, 2002

                                         VIVENDI ENVIRONNEMENT


                                         By: /s/ Jerome Contamine
                                             ----------------------------------
                                             Name: Jerome Contamine
                                             Title: Chief Financial Officer